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                     [Jefferson Bancshares, Inc. Letterhead]



                                February 2, 2006


VIA EDGAR AND FACSIMILE
-----------------------

Mr. Benjamin Phippen
Reviewing Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C.  20549

RE:      Jefferson Bancshares, Inc. (the "Company")
         Form 10-K for the Period Ended June 30, 2005
         Form 10-Q for the Quarter Ended September 30, 2005
         File Number 1-31689

Dear Mr. Phippen:

         We have received your letter dated January 20, 2006, regarding comments on the above filings. We appreciate your review and are providing responses to each of the comments, as well as providing supplemental information as requested. To facilitate your review, we will repeat each of your comments followed by our response.

FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30, 2005
-------------------------------------------------

CONSOLIDATED FINANCIAL STATEMENTS
---------------------------------

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE F-9
------------------------------------------------------------

COMMENT NO. 1:
--------------

        We note your disclosure on page 5 that beginning in January 2005 you began originating loans for sale in the secondary market. Please tell us the following information:

        o the structure of the transactions through which you sell or securitize loans;

        o the nature and extent of your continuing involvement, including any recourse or servicing activities;

        o the amount of loans originated for sale during the year ended June 30, 2005;



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Mr. Benjamin Phippen
February 2, 2006
Page 2


        o the amount of loans sold and the related gain/loss recognized during the year ended June 30, 2005; your accounting policies for loans held-for-sale, sales accounting treatment, continuing involvement, loan fees and costs, and commitments to originate and sell loans; and

        o how you presented the cash flows for the origination and sale of loans held for sale on your statement of cash flows.

RESPONSE TO COMMENT NO. 1:

         Jefferson Federal Bank (the "Bank") originates and sells individual loans in the secondary market. The Bank conducts business as an independent contractor and is not an affiliate of any Investor. Furthermore, the Bank has no outstanding commitment to originate and sell a specific number of loans to any Investor.

         The Bank is responsible for the accurate preparation of a complete loan application package, including all items required by the Investor. Following receipt of the loan application package, the Investor notifies the Bank of the underwriting decision. Upon receiving written approval and a lock-in interest rate from the Investor, the customer is notified and a closing date is set. Non-portfolio loans are closed in the Bank's name. After closing, the mortgage is delivered to the Investor and the funding price is paid to the Bank. The funding price includes the loan principal, accrued interest, and fee income for the origination. Since the principal amount and any accrued interest is funded in full by the Investor, there is no gain or loss on the final consummation of the transaction. Following receipt of the funding, Jefferson Federal delivers an assignment to the Investor effectuating the total and complete transfer of the loan. Loans are sold with servicing released and with no recourse.

         For the fiscal year ended June 30, 2005, the Bank originated $16.2 million in non-portfolio loans that were sold in the secondary market. As of June 30, 2005, $13.1 million of these loans had closed and the funding from the Investor received, and $3.1 million had closed and were held by the Bank pending consummation of the sale. Fee income from the sale of loans amounted to $122,000 for the fiscal year ended June 30, 2005.

         Due to our non-portfolio loans being "pre-sold" and closed without interest rate risk, the balances are reflected in other assets as receivables instead of a separate line item titled "loans held for sale." Fee income resulting from the sale of loans is shown on the income statement as "mortgage origination income" recognized on the date the loan is funded by the Investor. The fee income generated from this activity is considered operating income for the statement of cash flows purposes. Thus, the income and the change in "other assets" are presented in the operating activities section of the statement of cash flows.



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Mr. Benjamin Phippen
February 2, 2006
Page 3


COMMENT NO. 2:
--------------

         We note your disclosure on page 34 that other assets at June 30, 2005 includes a $3.1 million receivable from investors for loans purchased. Please tell us when the loans were purchased by the investor and why you have a receivable at June 30, 2005.

RESPONSE TO COMMENT NO. 2:

         The receivable at June 30, 2005, represents loans in the process of being funded by the Investor that have been closed by the Bank at June 30, 2005. The sale of these loans was completed by July 22, 2005.

                                    * * * * *

Furthermore, the Company hereby acknowledges that:

         o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

         o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                    * * * * *

If you have any questions about our responses or require any additional information, please do not hesitate to call me at (423) 586-8421 or Aaron Kaslow or Edward Olifer of Muldoon Murphy & Aguggia LLP at (202) 362-0840.

                                     Very truly yours,

                                     JEFFERSON BANCSHARES, INC.

                                     /s/ Jane P. Hutton

                                     Jane P. Hutton
                                     Chief Financial Officer

cc:     Joyce Sweeney, Accounting Branch Chief,
         Securities and Exchange Commission
        Anderson L. Smith, Jefferson Bancshares, Inc.
        Aaron M. Kaslow, Muldoon Murphy & Aguggia LLP
        Edward G. Olifer, Muldoon Murphy & Aguggia LLP